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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number  000-09428

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [  ] Form 11-K   [  ] Form 20-F   [  ] Form 10-Q

[  ]   Form N-SAR
For Period Ended:    March 31, 2000
                     ______________________________
[  ]   Transition Report on Form 10-K  [  ]     Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F  [  ]     Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:____________________________
_______________________________________________________________________________

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                        Part I.  Registrant Information

Full name of registrant    SpectruMedix Corporation
                         _______________________________________________________

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

  2124 Old Gatesburg Road
________________________________________________________________________________

City, State and Zip Code    State College, Pennsylvania  16803
                            ___________________________________________________

                        Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by
       Rule 12b-25(c) has been attached if applicable.

                              Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

          The Registrant retained new auditors in April 2000, and, as a result, the Registrant was delayed in the preparation of its financial statements.

                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

           Karl Fazler                          (814)          867-8600
________________________________________________________________________________
             (Name)                          (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ] Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ X ] Yes  [   ] No
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     If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended March 31, 2000, the Registrant will report revenues of $1,193,405 as compared to revenues of $317,672 for the year ended March 31, 1999. The revenues for fiscal year 2000 included over $870,000 of sublicense and consulting fees generated from agreements entered into in July 1999. Also, the Registrants sales for the 2000 fiscal year included the first sale of one of the Registrant's principal products. The Registrant's increase in revenues was offset by a decrease in sales from product lines other than its principal products.

                           SpectruMedix Corporation
________________________________________________________________________________
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   June 29, 2000          By: /s/ Joseph K. Adlerstein
        ______________             ______________________________________
                                   Name: Joseph K. Adlerstein
                                   Title:  President and Chief Executive Officer